

October 20, 2009

Via U.S. Mail

Mr. Rauno Perttu
Chief Executive Officer
Aultra Gold, Inc.
120 North 5th Street
PO Box 1049
Jacksonville, OR 97530

    Re: Aultra Gold, Inc.
       Preliminary Schedule 14C
       Filed September 24, 2009
       Form 10-K for the Fiscal Year Ended December 31, 2008
       Filed March 31, 2009
       Form 10-Q for the Fiscal Quarter Ended March 31, 2009
       Filed May 15, 2009
       Form 10-Q for the Fiscal Quarter Ended June 30, 2009
       Filed August 13, 2009
       File No. 0-52689

Dear Mr. Perttu:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14C

General

1.   We note our letter dated September 2, 2009 regarding the revocation of your
        auditor's registration by the Public Company Accounting Oversight Board on
        August 27, 2009. In that letter, we directed you to file an Item 4.01 8-K to
        disclose this event; however, it appears that you have not done so. Please comply
        with our previous letter by making the required filing. Please note that you may
        not include Moore's audit reports or consents in your filings with the Commission
        made on or after August 27, 2009. If Moore audited a year that you are required
        to include in your filings with the Commission, then you should engage a firm
        that is registered with the PCAOB to reaudit that year.

2.   On page 4 you state, "The date on which this Information Statement was first sent
        to shareholders is on or about September 23, 2009." Please confirm, if true, that
        you have not yet sent this information statement to shareholders, and ensure that
        you update this information in subsequent filings.

Amendment to Our Articles of Incorporation to Increase Our Authorized Shares..., page 4

3.   We note your statement that the company is not a party to any binding acquisition
        agreement "other than which has been publicly announced." Please revise your
        disclosure to discuss any pending or contemplated business combination
        transactions. In this regard, we note the recent press releases announcing a
        merger between your company and Dutch Gold Resources, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Controls and Procedures, page 29

4.   We note that your certifying officer concluded that your internal control over
        financial reporting and disclosure controls and procedures were not effective at
        December 31, 2008. We note similar disclosure in your Forms 10-Q for the fiscal
        quarters ended March 31 and June 30, 2009. Please revise to disclose the
        following:

        •   When the material weakness was identified, by whom it was identified, and
            when the material weakness first began; and

- The impact of the material weakness on your financial reporting and the control environment; management's current plans, if any, to remediate the weakness; and all material remediation costs contemplated or incurred.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Lucas at (202) 551-5798 or, in his absence, Michael Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director